By EDGAR – As Correspondence

July 26, 2018

The Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Division of Corporation Finance
RE:	Tompkins Financial Corporation Registration Statement on Form S-3 File No.: 333-226312

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 of Tompkins Financial Corporation (the “Issuer”) be accelerated to Monday, July 30, 2018, at 4:00 p.m., or as soon thereafter as practicable.

Very truly yours,

TOMPKINS FINANCIAL CORPORATION

By:	/S/ Kathleen A. Manley
Kathleen A. Manley,
Assistant Vice President &
Corporate Secretary